                                   EXHIBIT 4.8


                        JERICHO CO-DEVELOPMENT AGREEMENT

                                     BETWEEN

                             HEWLETT-PACKARD COMPANY
                                     ("HP")

                                       AND

                                   INDIGO N.V.
                                   ("INDIGO")






                                  CONFIDENTIAL

                        JERICHO CO-DEVELOPMENT AGREEMENT


THIS AGREEMENT is entered into on this 13th day of September, 2000 ("EFFECTIVE DATE"), by and between HEWLETT-PACKARD COMPANY, a Delaware company with its principal offices at 3000 Hanover Street, MS20-BT, Palo Alto, California 94304 ("HP"), and INDIGO N.V., a Netherlands company with its principal offices at Limburglaan 5, 6221 SH Maastricht, The Netherlands ("INDIGO").

WHEREAS, HP is engaged in the development, manufacture, marketing, sale and service of computers, printers and other business and consumer products, and is a leading global provider of computing and imaging solutions and services for personal, office and enterprise applications, currently selling printers at prices of up to approximately $10,000; and

WHEREAS, Indigo is engaged in the development, manufacture, marketing, sale and service of Digital Offset Color(TM) printing and imaging products that incorporate Indigo's proprietary, ink-based digital printing technology, at prices of approximately $150,000 and above, for commercial and industrial applications; and

WHEREAS, on November 17, 1998, the Parties entered into a Strategic Affiliation Agreement pursuant to which the parties agreed, inter alia, to explore the technical and economic feasibility of developing and selling digital color printing products combining Indigo's and HP's technology and know-how for applications not presently served by either firm, to identify the key "enablers" necessary to achieve broad adoption of Indigo's technology in the corporate enterprise environment, and to form a strategic technical alliance for exploring such possible future products and applications; and

WHEREAS, the said feasibility exploration has been successfully completed, and the Parties have concluded that, in collaboration with one another, they have the opportunity to introduce products to serve production color printing and publishing applications; and

WHEREAS, in order to capitalize upon such opportunities, the Parties wish to enter into a commercial relationship to aggressively pursue the aforesaid business opportunities by (a) HP's sale of certain Indigo products on an OEM basis as more fully described in the OEM Agreement, (b) the joint development of future products on the terms and conditions set forth in this Agreement; and (c) an HP equity investment in Indigo as more fully described in the Stock Purchase Agreement.

NOW THEREFORE, subject to the terms and conditions set forth herein, the Parties agree as follows:

1.       DEFINITIONS

Capitalized terms used in this Agreement and not otherwise defined have the meanings as follows:

"AFFILIATE" means, with respect to a Party, any Person controlling, controlled by or under common control with such Party. Control of a Person shall mean the ownership of 50% or more of the voting power of such Person.

"AGREEMENT" means this agreement and any Exhibits to this agreement.

"BACKGROUND IP" means Intellectual Property owned by a party as of the Effective Date or developed or acquired by a Party after the Effective Date but during the term of this Agreement, other than in the course of performing its obligations under this Agreement.

"BPM" or "BRANDED PRODUCT MARGIN" means the Selling Price received by the selling Party less the Product Cost of Goods Sold.

"CHANGE OF CONTROL" means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Securities Exchange Act of 1934 and the rules of the Securities and Exchange Commission thereunder as in effect on the date of the change) other than the other Party, an Affiliate of the other Party or the LFT (as defined in the Stock Purchase Agreement), through one or more transactions, of shares representing, upon the consummation, more than 33% of the aggregate ordinary voting power represented by the issued and outstanding capital stock of a Party;
(b) occupation of a majority of the seats (other than vacant seats) on the board of directors of a Party by Persons who were neither (i) nominated by the board of directors of that Party nor (ii) appointed by directors so nominated; or (c) the acquisition of the power, directly or indirectly, to direct or cause the direction of the management or policies of a Party, whether through the ability to exercise voting power, by contract or otherwise.

"CONSUMABLES" means ink (including imaging oil), image transfer blankets (intermediate transfer members) and photo imaging plates (photoconductors).

"DERIVATIVE IP" means Intellectual Property developed pursuant to this Agreement by either party, or by the parties jointly, that is a derivative or extension of only one Party's Background IP. HP Derivative IP shall be deemed to include, without limitation, the fields described in section 5.1 (HP Development Component), and

Indigo Derivative IP shall be deemed to include, without limitation, the fields described in section 5.2 (Indigo Development Component).

"HP JERICHO R&D" has the meaning set forth in section 5.1 below.

"FOREGROUND IP" means Intellectual Property developed pursuant to this Agreement that does not constitute Derivative IP.

"INITIAL JERICHO PRODUCT" means the first Jericho Product to be developed.

"INSOLVENCY EVENT" means the occurrence of any of the following:

         (a) An involuntary proceeding is commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of a Party or its debts, or of a substantial part of its assets, under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Party or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 120 days or an order or decree approving or ordering any of the foregoing shall be entered.

         (b) A Party shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any Federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely (i.e., as imposed by applicable law) and appropriate manner, any proceeding or petition described in clause
         (a) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for a Party or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.

         (c) A Party shall become unable, admit in writing or fail generally to pay its debts as they become due.

"INTELLECTUAL PROPERTY" or "IP" means rights in unpatented inventions, patent applications, patents, design rights, copyrights (including, without limitation, rights in computer software), know-how and other trade secret rights and all other rights or forms of protection of a similar nature or having equivalent or similar effect to any of these rights (but excluding trademark rights), whether or not any of these rights is registered, and including, without limitation, applications for registration of, and rights to apply for, any such rights.

"JERICHO ENGINE" means any printing device that uses Indigo Core Technology, provided however that current Indigo products incorporating Indigo Core Technology as well as future Indigo products incorporating Indigo Core Technology based on a "clean sheet" design (i.e., a design using substantially different components from those developed pursuant to this Agreement), shall not be deemed to include a Jericho Engine.

"JERICHO FIELD OF USE" means development, manufacture, importation and supply of Jericho Products, including the right to have manufactured, have imported, or have supplied such Jericho Products via third parties.

"JERICHO KNOW-HOW" means know-how developed pursuant to this Agreement required to develop, manufacture, or service Jericho Products.

"JERICHO PRODUCTS" means any products that incorporate a Jericho Engine. Jericho Products include all relevant spare parts and Consumables.

"MATERIAL BREACH" has the meaning set forth in section 12.1 below.

"NON-JERICHO PRODUCTS" means, in the case of Indigo, Indigo products other than Jericho Products that use the Indigo Core Technology and in the case of HP, to the extent applicable, HP's inkjet and dry toner products.

"OEM AGREEMENT" means the agreement of that name entered into by the Parties on the Effective Date.

"OPM" or "OEM PRODUCT MARGIN" means the Selling Price received by either HP or Indigo from the third party OEM less the Product Cost of Goods Sold.

"PARTY" means either HP or Indigo (as the case may be) and "PARTIES" means both HP and Indigo.

"PERSON" means an individual, partnership, corporation (including a business trust), limited liability company, joint stock company, trust, unincorporated association, sole proprietorship, joint venture, government (or any agency or political subdivision thereof) or other entity.

"PRINTER EQUIPMENT VENDORS" means entities that primarily sell printers or other hardware products/services to end-users.

"PRODUCT COST OF GOODS SOLD" OR "PCOGS" means all costs of goods incurred, directly, or indirectly through third parties, by HP or Indigo in the manufacture, freight, installation, operator training and free warranty of the Jericho Products.

"SELLING PRICE" means the actual (unbundled) arm's-length selling price (including for sales to OEMs). If a product is sold to a customer in connection with a broader package (e.g., clicks, lease, rental, maintenance or other services), it will be deemed to have been sold at the average price over the previous 3 months for similar unbundled products.

"STOCK PURCHASE AGREEMENT" means the agreement of that name entered into by the Parties on the Effective Date.

"SUPPLIES RESELLERS" means entities that primarily sell or distribute supplies.

"INDIGO CORE TECHNOLOGY" means technology which allows the creation of a printed image employing a liquid composition of charged, pigmented thermoplastic particles capable of being transferred from an image-bearing surface to a final substrate.

"INDIGO JERICHO R&D" has the meaning set forth in section 5.2 below.

2.       JERICHO PRODUCTS

2.1 Basic Nature. HP and Indigo will, as set forth in this Agreement, cooperate in the development over time of a family of low cost digital color printers, not presently produced or capable of being produced by either Party independently through the joint undertaking of research and development within a framework of a defined work program set forth in this Agreement.

2.2 Technological Basis. Jericho Products will be based upon the Indigo Core Technology. The Indigo Core Technology shall be further developed, engineered and productized using HP's extensive experience in leading edge printing and imaging technologies and Indigo's extensive experience in digital offset color printing.

3.       JERICHO PRODUCT SPECIFICATIONS

3.1 Preparation of Initial Jericho Product Specification. HP shall prepare, at its sole expense and based upon consultation with Indigo, all aspects of the product specifications for the Initial Jericho Product, setting out all technical and functional specifications therefor. HP shall use commercially reasonable efforts to complete the specifications for the initial Jericho Product within 90 days of the Effective Date. The Parties will collaborate to discuss and jointly develop an understanding of the potential applications and customer needs.

3.2 New Jericho Products. Either Party shall have the right (but neither Party shall have the obligation), from time to time, to suggest new Jericho Products or further Jericho Product R&D, by submitting a proposal in writing to the other Party, attaching draft product specifications for the new Jericho Product or R&D objectives, as the case may be. The Parties shall consider and discuss each such proposal in good faith. HP shall have the right, in its sole discretion, to adopt or decline any such proposal. If any such proposal is so adopted, the Parties shall attempt to reach agreement on such specifications or R&D objectives. To the extent the Parties are unable to agree on such specifications or R&D objectives within 90 days of commencement of discussions (or such longer period as may be agreed), HP's version of the specifications shall be adopted and the new Jericho Products or further Jericho Product R&D shall be developed based on such specifications together with the relevant statement of work and project plan.

4.       JERICHO PRODUCT DEVELOPMENT

4.1 Statement of Work and Project Plan. After agreement is reached regarding product specifications, the parties shall work together to develop a statement of work and project plan for the full-scale development, including the production of a prototype, of the relevant Jericho Product.

5.       DEVELOPMENT AND FUNDING RESPONSIBILITIES

5.1 HP Development Component . HP shall lead the research into and development of the formatter and system for Jericho Products, and will carry out supplemental activities (including those of HP Labs) that HP agrees to do in support of Indigo's Jericho R&D ("HP JERICHO R&D"), and shall be solely responsible for funding thereof.

5.2 Indigo Development Component. Simultaneously with the HP development set forth above, Indigo shall lead the research into and development of the ink and engine (generally those sub-systems and components that "touch" the ink or are involved in the process steps of image creation) for Jericho Products, which development shall be conducted primarily in Israel ("INDIGO JERICHO R&D") and funded dollar-for-dollar in accordance with the funding obligations set forth below.

5.3 Access to Know-How. Each Party will provide the other with access to that Party's know-how to the extent necessary to perform its research and development component under this Agreement.

5.4 HP Funding of Indigo Jericho R&D for Initial Jericho Product. The Parties expect the full scale research and development program for the Initial Jericho

Product to take three (3) years, with the commercial sale of such Initial Jericho Product expected to commence in the first calendar quarter of 2004. HP's funding of Indigo Jericho R&D for the Initial Jericho Product shall be as follows:

         5.4.1   Payment of $5m no later than January 1, 2001.

         5.4.2   Payment of $3.75m no later than January 1, 2002.

         5.4.3 Payment of $3.75m no later than 10 days after the go/no go checkpoint of June 30, 2002 (provided HP elects to "go" at that checkpoint).

         5.4.4 Payment of $12.5m no later than January 1, 2003 (provided HP elects to "go" at the June 30, 2002 checkpoint).

5.5 Indigo Funding of Indigo Jericho R&D for Initial Jericho Product. Indigo shall match, dollar-for-dollar, the aforesaid HP funding of Indigo Jericho R&D.

5.6 Go/ No Go Checkpoints. Notwithstanding the foregoing payment schedule, there shall be go/no go checkpoints on June 30, 2002 and on September 30, 2003, at which checkpoints HP may in its absolute discretion decide to terminate the Agreement. If HP so terminates on June 30, 2002, it shall have no obligation to make any further payments beyond that date, except for fair "exit charges" payable to Indigo. If HP so terminates on September 30, 2003, it shall incur no additional exit charges. In such event, all Indigo exit expenses shall be deemed to have been covered by HP's prior payment of $12.5m for Indigo Jericho R&D during calendar year 2003.

5.7 Personnel. Throughout the term of the Indigo research and development effort, an estimate of 10 technical experts employed by HP shall, at HP's expense, be stationed on a full-time basis at Indigo's premises in Israel (the "RELOCATED PERSONNEL"). The Relocated Personnel shall have experience in fields to be determined by mutual agreement of the Parties, it being anticipated that such fields will likely range from color science and imaging to project management, testing and value engineering. The Relocated Personnel shall comply with all relevant Indigo policies regarding safety, security and other work practices.

5.8 Funding for New Jericho Product Development and Further Jericho Product R&D. The Parties shall fund all new Jericho Products and all further Jericho Product R&D which the Parties undertake pursuant to section 3.2. It is the intention of the Parties that such funding be allocated between the Parties in the same ratio as in the Initial Jericho Product research and development period, with HP funding HP Jericho R&D, as well as one-half of the Indigo Jericho R&D, payable annually in advance and otherwise as set forth below in this section 5.8. From the time the original $50 million R&D funding for the Initial Jericho Product is spent, the Parties will agree an annual Indigo Jericho R&D budget to be at least 2 x 5% of Indigo's total revenue from HP and all other Indigo revenue from Jericho Product sales during the prior calendar year. To the extent that 5% of Indigo's aforesaid prior year's revenue is inadequate to cover 50% of the jointly-agreed Indigo Jericho R&D budget, HP will fund not only its 50% share of said R&D budget but will also fund 100% of the shortfall, with the amount of such shortfall to be credited against HP's R&D commitment in future years.

6.       MANUFACTURING

6.1 Commencement of Jericho Product Manufacturing. Once the Parties agree that a prototype meets the relevant product specifications, commercial manufacturing of the relevant Jericho Product shall commence. If the Parties are unable to agree as aforesaid, HP's view shall prevail.

6.2 Ink Manufacturing. All ink manufacturing for the Jericho Product shall be done by Indigo and the first ink manufacturing plant for the Jericho Product shall be established in Israel. Subsequent ink plants will be built in other geographical locations if necessary.

6.3 Long-Term Manufacturing of Other Consumables. If, at any time, in either Party's reasonable opinion, it becomes necessary to manufacture Consumables (other than ink) for Jericho Products in any locations other than Israel, the Parties shall, in consultation with one another, have the right to specify the new locations where such Consumables should be manufactured, and the manufacturer thereof. In making their determination, the Parties will give particular consideration to the value and secrecy of the Indigo know-how utilized in manufacturing the said Consumables with a view to maximizing the protection of Indigo's Intellectual Property.

6.4 Long-Term Manufacturing Strategy. The Parties shall regularly review, restructure, and/or relocate manufacturing of Jericho Products (other than ink) as reasonably necessary to give effect to HP's strong preference for the manufacture of Jericho Products by global third party contract manufacturers , focused on pursuing low manufacturing cost, high quality, access to tax havens, operational hedging, and low supply chain cost with the strategy to cover all manufacturing capacity investments necessary to create a manufacturable product (tooling, production prototypes, etc.) in the per unit product cost of goods sold, leveraging from the existing infrastructure of the third party.

6.5 Minimization of Manufacturing Costs. If, at any time, HP is able to reasonably evidence that, either by itself or using third parties, it can manufacture any or all components of the Jericho Products (other than ink) significantly more cost effectively than may then be manufactured by Indigo (or the then current manufacturer), HP shall, in consultation with Indigo, have the right, over a reasonable period, to transfer such manufacturing to itself or such third party, as the case may be. In making a decision to transfer manufacturing, HP must make provision for recovery over a reasonable period of reasonable sunk costs invested by Indigo in the manufacturing process as part of the proposal to transfer manufacturing.

6.6 Funding of Manufacturing Infrastructure. The Parties agree that the Party undertaking any component of manufacturing pursuant to this Agreement will be responsible for the funding of the manufacturing plant and infrastructure needed to carry out such manufacturing.

7.       BRANDING AND SALES OF JERICHO PRODUCTS

7.1 Branding. Each Party shall have the right to brand the Jericho Products with its own brand, but without reference to the other Party unless the other Party consents in writing.

7.2 Direct Sales. Each Party shall have the right to sell its own-branded Jericho Products for any application and in any geographical territory in the world.

7.3      OEM Channel.

         7.3.1 Vertical Applications. Each Party shall have the right to OEM Jericho Products into Vertical Applications. When used in this section 7.3.1, the term "VERTICAL APPLICATIONS" shall mean applications outside of commercial printing, publishing, in-house/corporate printing and photofinishing.

         7.3.2 Non-Vertical Applications. Neither Party may OEM the Jericho Products into Non-Vertical Applications without the prior written consent of the other Party, such consent not to be unreasonably withheld. When used in this section 7.3, the term "NON-VERTICAL APPLICATIONS" shall mean commercial printing, publishing, in-house/corporate printing and photofinishing.

8.       CONSUMABLES

To ensure efficient distribution, quality control, and operation of Jericho Products, Consumables shall be designed, manufactured, and branded to the specifications of each Party and shall be uniquely compatible with the Jericho Products supplied to end users by such Party.

9.       MAINTENANCE, SUPPORT, DELIVERY, INSTALLATION, AND TRAINING ("SERVICES")

9.1 Control. Each Party shall determine the nature, scope, and pricing of all Services it decides to provide to its customers with respect to the Jericho Products.

10.      MARGIN SHARING

10.1     HP and Indigo Branded Sales.

         10.1.1   Direct Sales. The Parties shall share Branded Product Margin
         (BPM) derived from direct sales (i.e., sales in respect of which the Party invoices the end user) of Jericho Products as follows:

                                  HP Branded      HP Branded     Indigo Branded    Indigo Branded
        -----------------------------------------------------------------------------------------
                                   HP BPM %      Indigo BPM %       HP BPM %        Indigo BPM %
        -----------------------------------------------------------------------------------------
        Branded Jericho               70%            30%              30%                70%
        Product (excluding
        Consumables)
        -----------------------------------------------------------------------------------------
        Consumables for               70%            30%              30%                70%
        respective branded
        Jericho Product
        -----------------------------------------------------------------------------------------

         10.1.2 Indirect Sales. The Parties shall share BPM derived from indirect sales (i.e. sales, other than OEM sales described in section 10.2, in respect of which the Party does not invoice the end user) of Jericho Products as follows:

                                  HP Branded      HP Branded     Indigo Branded    Indigo Branded
        -----------------------------------------------------------------------------------------
                                   HP BPM %      Indigo BPM %       HP BPM %        Indigo BPM %
        -----------------------------------------------------------------------------------------
        Branded Jericho               50%                50%                 50%                 50%
        Product (excluding
        Consumables)
        -----------------------------------------------------------------------------------------

        Consumables sold              70%                30%                 30%                 70%
        through Supplies
        Resellers
        -----------------------------------------------------------------------------------------
        Consumables sold              50%                50%                 50%                 50%
        through Printer
        Equipment Vendors
        -----------------------------------------------------------------------------------------

10.2 Third Party OEM Sales. The Parties shall share OEM Product Margin (OPM) derived from sales of Jericho Products supplied by third party OEMs as follows:

        3rd-party
        branded OEM
        ----------------------------------------------------
                                    HP OPM%      Indigo OPM%
        ----------------------------------------------------
        OEM Jericho Product           50%            50%
        (excluding
        Consumables)
        ----------------------------------------------------
        OEM Consumables               50%            50%
        ----------------------------------------------------

10.3 Payment Procedures. The Parties shall establish an operating procedure for implementation of the margin sharing formula, whereby ongoing payments are made monthly, within fifteen business days of the end of each month, and adjustments, if needed, being made quarterly. The following is an example of the application of the BPM sharing formula for direct sales:

If HP were to sell to a customer, at a Selling Price of $100, HP-branded consumables manufactured by INDIGO at a total PCOGS of $30, the BPM would be $100 - $30 = $70.
HP would retain 70% of $70 = $49.
HP would pay INDIGO $51 (consisting of $30 in COGS plus Indigo's share of the BPM, i.e., 30% of $70 = $21).

10.4 Right of Audit. Each Party shall make its relevant books and records available at reasonable times, but not more frequently than once a year, to an independent auditor appointed by the other Party at its expense, and approved by the Party to be audited (acting reasonably), and shall allow the auditor to conduct an audit to establish compliance with the above payment and revenue sharing obligations.

11.      INTELLECTUAL PROPERTY

11.1     Background IP.

         11.1.1 Ownership. Ownership of Background IP shall not be affected by this Agreement.

         11.1.2 Cross Licenses; Sublicensing. Each Party agrees to grant and hereby grants to the other Party a world wide, non-exclusive, royalty free, irrevocable (except as provided in section 12.4 below), perpetual license to use the grantor's Background IP solely within the Jericho Field of Use, provided however that such license shall not grant HP the right to manufacture ink (except as provided in section 12.4.1(b)).

11.2     Derivative IP.

         11.2.1 Ownership. Derivative IP shall be owned by the Party owning the Background IP on which it is based. To the extent necessary to implement the foregoing, each party hereby quitclaims and assigns all of its right, title and interest in such Derivative IP to its designated owner as set forth above, and covenants to execute any documents and perform any acts necessary to perfect the designated owner's title therein.

         11.2.2 Cross-Licenses; Sublicensing. Each Party agrees to grant and hereby grants to the other Party a world wide, non-exclusive, royalty free, irrevocable (except as provided in section 12.4 below) perpetual license to use the grantor's Derivative IP solely: (a) within the Jericho Field of Use; and (b) in its Non-Jericho Products, provided however that such license shall not grant HP the right to manufacture ink (except as provided in section 12.4.1(b)).

11.3     Foreground IP.

         11.3.1 Ownership. Foreground IP developed solely by a Party shall be solely owned by the developing Party. Foreground IP developed jointly by the Parties shall be jointly owned. Each Party will provide reasonable assistance to the other Party in connection with enforcement proceedings brought by the other Party in connection with jointly owned Foreground IP.

         11.3.2 Cross Licenses; Sublicensing. Each Party agrees to grant and hereby grants to the other Party a world wide, non-exclusive, royalty free, irrevocable (except as provided in section 12.4 below) perpetual license to use the grantor's solely owned Foreground IP solely: (a) within the Jericho Field of Use; and (b) in its Non-Jericho Products, provided however that such license shall not grant HP the right to manufacture ink (except as provided in section 12.4.1(b)).

11.4 Warranty and Indemnity. Each Party warrants that it owns or has the unrestricted right to license all Intellectual Property licensed by it under this Agreement and will defend and indemnify the licensee and its distributors and its customers against third party Intellectual Property infringement claims arising from the licensee's permitted use of any technical information provided by it, provided that the infringement would not have arisen but for the use of such technical information; provided however, the foregoing obligation to defend and indemnify shall not apply where the alleged infringement: (a) arose as a result of the indemnified party's misuse of such technical information; (b) arose from unauthorized modification of such technical information; or (c) such technical information was created solely as a result of the other Party's specification.

11.5 Trademarks. Each of the Parties acknowledges the other's exclusive ownership of its trademarks, and declares that neither Party shall acquire rights in the other's trademarks by virtue of anything contained in this Agreement. Each Party agrees not to file applications for registration of trademarks that are the same or similar to the other Party's trademarks nor to challenge the exclusive rights of the other in such trademarks.

12.      TERM AND TERMINATION

12.1     Definitions.

"MATERIAL BREACH" means the failure of a Party to perform any substantial and material obligation imposed upon said Party in this Agreement and to cure such failure within ninety (90) days of receipt of written notice thereof from the other Party. For the avoidance of doubt, a Material Breach includes, but is not limited to the following:

         (i) failure to meet funding commitments pursuant to sections 5.4, 5.5, and 5.8;

         (ii) failure to staff the development of a Jericho Product, pursuant to sections 4.1, 5.1 and 5.2, with a reasonable number of full-time employees collectively having the appropriate skill sets, subject, in the case of Indigo, to the funding constraints described in section 5;

         (iii) failure to make good faith efforts to perform the assigned duties under the applicable statement of work referred to in section 4.1 or the development component described in sections 5.1 and 5.2; and

         (iv)  failure to allow auditing pursuant to section 10.4.

12.2 Term. Subject to the Party's rights of termination set forth in this Agreement, the term of this Agreement shall be 20 years from the Effective Date, subject to renewal by HP at its sole option for two successive five year extension terms.

12.3     Termination Events.

         12.3.1 Neither Party shall have the right to terminate this Agreement except upon the occurrence of any of the following events:

         (i)   a Material Breach by the other Party;
         (ii)  an Insolvency Event involving the other Party
         (iii) a Change of Control of the other Party; or
         (iv) in the case of HP only, a unilateral right of termination at a go/no go checkpoint pursuant to section 5.6.

         12.3.2 Each Party shall ensure that the provisions of this section 12 are binding on its successors and permitted transferees and assigns.

         12.3.3 Each Party shall give the other Party written Notice, personally delivered to the other Party, within two days of any Change of Control.

12.4     Termination Consequences.

         12.4.1  Termination for Material Breach or Insolvency. If either Party:
         (a) commits a Material Breach; or (b) is the subject of an Insolvency Event; and the other Party (the "TERMINATING PARTY") terminates this Agreement based thereon:

         (a) the first mentioned Party ("TERMINATED PARTY") shall lose all Intellectual Property license rights granted to it by the Terminating Party under this Agreement pursuant to section 11 hereof, and

         (b) to the extent necessary for the Terminating Party to exercise its rights to make, use and sell Jericho Products under this Agreement, the Terminating Party shall be entitled to:

              (i) full immunity from suit (i.e., a non-assertion covenant, which is fully transferable to the Terminating Party's Affiliates as well as the Terminating Party's suppliers, vendors, and distributors of Jericho Products) for use of the Terminated Party's Background IP, Derivative IP and solely owned Foreground IP by the Terminating Party and its customers within the Jericho Field of Use;

              (ii) access to the Terminated Party's Jericho Know How;

         (c) if the Material Breach or Insolvency Event occurs after the first go/no go checkpoint, the Parties shall continue to pay each other the Jericho Product margin share set forth in section 10.

         (d) if the Material Breach is by Indigo, Indigo shall continue to supply Consumables to HP under the relevant margin sharing terms set forth in section 10.

         12.4.2 Termination for Change of Control. If either Party terminates this Agreement due to a Change of Control of the other Party pursuant to section 12.3.1 (iii) above, the Terminating Party shall have the right to revoke the other Party's license to the Terminating Party's Background IP, Derivative IP and solely owned Foreground IP granted pursuant to section 11 above. Notwithstanding any such revocation, the Terminated Party shall have the right to continue to use said IP in the manufacture and sale of Jericho Products being manufactured at the date of such termination for a period of 12 months from the date of the termination, provided that (a) the branding on all such Jericho Products sold shall be the same as the branding used by the Terminated Party on those Jericho Products before the termination; (b) the Terminated Party shall not sell more of such Jericho Products during such 12 month period than 1.5 times the quantity sold during the 12 month period preceding the termination; and (c) delivery of all such Jericho Products shall take place during the 15 month period following termination. For the sake of clarity, the rights to Intellectual Property granted to said Terminating Party pursuant to section 11 shall be subject to the Terminating Party's continued payment to the other Party of the margin share set forth in section 10.

         12.4.3 Termination by HP at Go/No Go Checkpoints. If HP chooses to terminate the Agreement at:

         (a)  the first of the two go/no go checkpoints pursuant to section
         12.3.1 (iv) above, HP shall lose all Intellectual Property rights granted to it by Indigo under section 11 of this Agreement as well as the rights to share in Indigo revenues pursuant to section 10; or

         (b)  the second of the two go/no go checkpoints pursuant to section
         12.3.1 (iv) above, HP shall lose all Intellectual Property rights granted to it by Indigo under section 11 of this Agreement but (provided it has made all payments pursuant to section 5.4) shall not lose the rights to share in Indigo revenues pursuant to section 10.

         12.4.4 Termination at end of Term. Upon any expiry pursuant to section 12.2, all Intellectual Property license rights granted under section 11 shall terminate. However, any Party shall have the right, by written notice to the other within 30 days of said expiry, to be granted, with respect to any Intellectual Property existing on said expiry date, an extension of such license rights for an additional period of up to 20 years, subject to the notifying Party's continued payment to the other Party of the Jericho Product margin share set forth in section 10.

         12.4.5 Each Party shall ensure that the provisions of this section 12 are binding on its successors and permitted transferees and assigns.

12.5     Survival. Sections 10, 11, 12.4, 12.5, 13, 14, 15, 16, 17 and 18 shall survive termination of this Agreement, subject to any express provision to the contrary set forth in this section 12.

13.      COMPETITION

Nothing herein should be interpreted to constrain either HP or Indigo from researching, developing, manufacturing or selling any printing device or consumable that may compete with Jericho Products, so long as such products do not employ the other Party's Intellectual Property, including, but not limited to, Intellectual Property embodied in the Indigo Core Technology.

14.      GENERAL REPRESENTATIONS AND WARRANTIES OF THE PARTIES

Indigo hereby makes, for the purposes of this Agreement and for the benefit of HP, the representations and warranties set forth in sections 3.1, 3.3, 3.5, and
3.17 (to the extent applicable to the Indigo Core Technology) of the Stock Purchase Agreement, and those representations and warranties are hereby incorporated by reference into this Agreement. In addition, each Party hereby represents and warrants:

14.1 it is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization;

14.2 the execution, delivery and performance of this Agreement have been duly authorized by such Party;

14.3 it has all requisite authority and ability to enter into and perform under this Agreement, including granting the licenses granted hereunder; and

14.4 its performance under this Agreement will not materially violate any agreement with or obligation to, or require the consent of, any third party.

15.      LIABILITY

15.1 Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY SPECIAL, CONSEQUENTIAL, INCIDENTAL, EXEMPLARY, OR INDIRECT DAMAGES (INCLUDING, WITHOUT LIMITATION, LOST PROFITS, LOSS OF ANTICIPATED BUSINESS, LOSS OF DATA OR BUSINESS LOSSES), ARISING DIRECTLY OR INDIRECTLY OUT OF THIS AGREEMENT, HOWEVER CAUSED AND BASED UPON ANY THEORY OF LIABILITY, AND WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. FURTHER, IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR ANY CLAIM OF DIRECT DAMAGES ARISING OUT OF THIS AGREEMENT IN AN AGGREGATE AMOUNT IN EXCESS OF $1,000,000 PER CLAIM, OTHER THAN IN RELATION TO CLAIMS BY A PARTY ARISING UNDER
SECTION 11.4 OR CLAIMS ARISING AS A RESULT OF A BREACH OF CONFIDENTIALITY IN CONTRAVENTION OF SECTION 17.1, IN RELATION TO WHICH LIABILITY SHALL BE UNLIMITED.

16.      INDEMNITY

16.1     Indemnification

Subject to section 16.2, each Party ("INDEMNIFYING PARTY") shall defend, indemnify, and hold harmless the other Party and its officers, directors, agents, and representatives (each an "INDEMNIFIED PARTY") from and against, and will solely and exclusively bear and pay, any and all claims, suits, losses, penalties, damages, and all liabilities ("CLAIMS") and the associated costs and expenses (including attorneys' fees, experts' fees, and costs of investigation), arising directly or indirectly from (i) a breach of any representation, warranty, covenant, term, or provision of this Agreement by the Indemnifying Party; (ii) any negligent, grossly negligent, or intentional acts, errors, or omissions by the Indemnifying Party or its employees, officers, agents, or representatives in the performance of this Agreement (iii) a product liability claim asserted against a Party by any Person in respect of any Jericho Product (or component thereof) manufactured by the other Party under any theory of liability.

16.2     Procedure.

The Indemnified Party shall promptly notify the Indemnifying Party of any Claim. No failure of an Indemnified Party to so notify the Indemnifying Party shall relieve the Indemnifying Party from the obligation to indemnify the Indemnified Party unless and to the extent the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall have control of the defense, litigation and, subject to the conditions set forth below, settlement of any Claims. The Indemnified Party shall have the right, but not the obligation, to select counsel of their choice, at their expense, to participate in the defense of any Claim provided however that the Indemnifying Party shall not accept a settlement of any Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld.

17.      GENERAL

17.1     Confidentiality.

         17.1.1 Definition of Confidential Information. "Confidential Information" means all information disclosed by a Party ("Disclosing Party") to the other Party ("Receiving Party") pursuant to, or in connection with, this Agreement, including any information disclosed in contemplation of this Agreement prior to the Effective Date, regardless of the form or manner of disclosure. "Confidential Information" shall not include information: (a) of which the Receiving Party was rightfully in possession prior to disclosure, as evidenced by appropriate documentation; (b) that was independently developed by employees or agents of the Receiving Party who have not received any Confidential Information provided by the Disclosing Party; (c) that the Receiving Party rightfully receives from a third party not owing a duty of confidentiality to the Disclosing Party; (d) that is or becomes publicly available without fault of the Receiving Party; (e) that is published incident to patent application prosecution; or (f) that the Parties agree in writing will not be treated as Confidential Information. Notwithstanding sub-section (e), neither Party shall include Confidential Information of the other Party in any patent application without the prior written consent of the other Party, such consent not to be unreasonably withheld.

         17.1.2 Identification as Confidential. Information of the Disclosing Party shall be deemed Confidential Information if (i) disclosed in writing, the information is marked by an appropriate legend, such as "HP Confidential" or "Indigo Confidential," or (ii) disclosed orally or visually, the information is designated (orally or in writing) contemporaneously or promptly thereafter, as "HP Confidential" or "Indigo Confidential," or (iii) the disclosure in any form (visually, orally, or in writing), by its very nature would reasonably be understood to be confidential.

         17.1.3 Confidentiality Obligations. The Receiving Party shall hold the Confidential Information of the Disclosing Party in confidence, using such measures as the Receiving Party uses to protect the confidentiality of its own confidential information of like importance, but in no event using less than reasonable care. The Receiving Party shall not make any disclosure of such Confidential Information other than to its employees and consultants on a need-to-know basis. The Receiving Party shall inform each such employee and consultant of the Receiving Party's confidentiality obligations under this Agreement and will require each such person to sign an appropriate nondisclosure agreement. The Receiving Party shall be liable for any breach of this section 17.1.3 by any of its employees or consultants acting within the scope of their authority. The Receiving Party shall use the Disclosing Party's Confidential Information solely to perform the activities contemplated by this Agreement and for no other purpose. The Receiving Party shall return the Disclosing Party's tangible Confidential Information to the Disclosing Party promptly upon the Disclosing Party's request or termination of this Agreement, whichever occurs first, unless the Receiving Party has a continuing right under this Agreement to use such Confidential Information. Nothing herein shall prevent assignment of the Parties' employees or consultants to other projects.

         17.1.4 Exceptions. Notwithstanding anything to the contrary in section 17.1.3, disclosure of Confidential Information shall be permitted to the extent required by order of a court or governmental authority, provided that the Disclosing Party has been given timely notice of such requirement and that the Receiving Party must cooperate with the Disclosing Party to limit the scope and effect of such order.

         17.1.5 Residual Information. Access to Confidential Information hereunder shall not preclude an individual who has seen or been exposed to such Confidential Information for the purposes of this Agreement from working on future projects for the Receiving Party which are not prohibited hereunder and which relate to similar subject matters, provided that such individual does not make reference to any document or other tangible media containing the Confidential Information. Furthermore, nothing contained herein shall be construed as imposing any restriction on the Receiving Party's disclosure or use of any general learning, skills, or know-how developed by the Receiving Party's personnel under this Agreement, if such disclosure and use would be regarded by a person of ordinary skill in the relevant area as not constituting a disclosure or use of the Confidential Information.

         17.1.6 Injunctive Relief. Each Party acknowledges and agrees that the other Party would suffer irreparable harm for which monetary damages would be an inadequate remedy if there were a breach of obligations under this section 17.1. Each Party further acknowledges and agrees that equitable relief, including injunctive relief, would be appropriate to protect the other Party's rights and interests if such a breach were to arise, were threatened, or were asserted.

17.2 Publicity. So long as this Agreement is in effect, no Party or any of its Affiliates shall issue or cause the publication of any press release or other announcement with respect to the terms or implementation of this Agreement without the prior consultation and approval of the other Party, except as my be required by law; provided that such approval shall not be unreasonably withheld. Any such publicity made in accordance with the terms of a joint communications program shall not require approval under this section 17.2.

17.3 Assignment. Neither Party may assign any of its rights and/or obligations hereunder (except to an Affiliate), whether by operation of law or otherwise, without the prior written consent of the other Party, which consent shall not be unreasonably withheld. Any assignment made in contravention of this section 17.3 shall be void. This Agreement shall inure to the benefit of and be binding upon the Parties and their respective administrators, permitted successors and permitted assigns.

17.4 Notices. Any notice, request, consent, approval, or communication (collectively a "Notice") under this Agreement shall be effective only if it is in writing and (i) personally delivered, (ii) sent by certified or registered mail, return receipt requested, postage prepaid (iii) sent by a nationally recognized overnight delivery service, with delivery confirmed, or (iv) sent by facsimile, with receipt confirmed, addressed as follows:

         (a)  if to HP, to

               HP
               Address:

               11311 Chinden Boulevard MS 310
               Boise, ID 83714
               Attention:  Neal Martini
               Telephone:  (208) 396-7808
               Facsimile:  (208) 396-7686

              with a copy to:

               Address:
               3000 Hanover Street, MS20-BT
               Palo Alto, CA 94304
               Attention:  Corporate Development Portfolio Manager
               Telephone:  (650) 857-3100
               Facsimile:  (650) 852-8342

              and to

               Skadden, Arps, Slate, Meagher & Flom
               Address:
               525 University Avenue, Suite 220
               Palo Alto, CA 94306
               Attention:  Kenton J. King
               Telephone:  (650) 470-4500
               Facsimile:  (650) 470-4570

         (b)  if to Indigo, to

               Indigo
               Address:
               _______________________
               _______________________

               Attention:  ________________
               Telephone:  ________________
               Facsimile:  ________________
               Email:      ________________

              with a copy to:

               Chadbourne & Parke LLP
               Address:
               30 Rockefeller Plaza

               New York, NY 10112
               Attention:  Dennis J. Friedman
               Telephone:  (212) 408-5200
               Facsimile:  (212) 489-5303

or such other persons or addresses as shall be furnished by Notice by a Party to the other Party. A Notice shall be deemed to have been given as of the date when
(i) personally delivered, (ii) ten (10) days after properly addressed and mailed as aforesaid, (iii) the next day when delivered during business hours to said overnight delivery service properly addressed, or (iv) when receipt of the facsimile is confirmed, as the case may be, unless the sending Party has actual knowledge that a Notice was not received by the intended recipient. All Notices shall specifically state: (i) the provision or provisions, if any, of this Agreement with respect to which such Notice is given; and (ii) the relevant time period, if any, in which the Party given such Notice must respond.

17.5 Amendments. The terms and provisions of this Agreement may not be modified or amended without the written consent of each Party.

17.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is held by a court of competent jurisdiction or regulatory authority to be illegal or invalid for any reason whatsoever, the Parties agree to negotiate in good faith a next best alternative term or provision, as the case may be, that retains the parties' original intent to the greatest extent possible. If the Parties are unable to negotiate such term or provision, the original term or provision shall be enforced to the maximum extent permitted by law, and, in any event, such illegality or invalidity shall not affect the validity of the remainder of the Agreement, or the validity of such item or provision in other jurisdictions.

17.7 Non-Waiver. No provision of this Agreement shall be deemed to have been waived except if the giving of such waiver is contained in a written Notice given to the Party claiming such waiver and no such waiver shall be deemed to be a waiver of any other or further obligation or liability of the Party in whose favor the waiver was given.

17.8 No Partnership. Nothing contained in this Agreement shall be deemed or construed to make the Parties partners or joint venturers with each other.

17.9 Third-Party Beneficiaries. This Agreement is intended to benefit the Parties and their respective permitted successors and permitted assigns and shall not confer upon any other Person any rights or remedies.

17.10 Entirety of Agreement; Relation to Related Agreements. In connection with this Agreement, it is contemplated that the OEM Agreement and the Stock Purchase Agreement (collectively "RELATED AGREEMENTS") shall be executed. This Agreement, together with the Related Agreements, constitutes the entire agreement between the Parties with respect to the subject matter hereof, and supersedes all prior drafts of the Agreement and all other agreements between the Parties, express or implied, written or oral, including specifically but not limited to the Strategic Affiliation Agreement referred to in the recitals and all Confidentiality Agreements between the Parties prior to the Effective Date.

17.11 Construction. As used in this Agreement, all terms used in the singular will be deemed to include the plural, and vice versa, as the context may require. The words "hereof," "herein," and "hereunder" refer to this Agreement as a whole, including the attached exhibits, as the same may from time to time be amended or supplemented, and not to any subdivision in this Agreement. When used in this Agreement, "including" means "including, without limitation". Unless otherwise expressly stated, when a Party's approval or consent is required under this Agreement, such Party may grant or withhold its approval or consent in its discretion. References to "section" or "Exhibit" shall be to the applicable section or exhibit of this Agreement. This Agreement has been negotiated by the Parties and reviewed by their respective counsel and shall be fairly interpreted in accordance with its terms and without any strict construction in favor of or against either Party.

17.12 Headings. The headings of the sections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part hereof.

17.13 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be considered an original.

18.      DISPUTE RESOLUTION

18.1 Applicable Law. This Agreement and the rights and obligations of the Parties shall be interpreted and enforced in accordance with and governed by the laws of the State of New York applicable to agreements made and to be performed wholly within that jurisdiction and without reference to New York's conflict of law rules.

18.2 Enforcement; Venue. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and to pursue any other remedy to which they are entitled at law or in equity, in any court of the United States located in the Southern District of New York or, in the event that such Federal Court determines that it does not have subject matter jurisdiction, in a New York State Court sitting in New York County. In addition, in the event that any dispute arises from this Agreement, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of such Federal or State Court, and neither Party shall object to the laying of venue in such Federal or State Court, or contend that such forum is an inconvenient forum; (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than as aforesaid.

18.3 Waiver of Trial by Jury. Each Party waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any dispute or claim arising out of or relating to this Agreement.

18.4     Alternative Dispute Resolution ("ADR") for Certain Matters

         18.4.1 Disputes subject to ADR. Any dispute or claim arising out of or relating to (i) technical matters relating to the development of Jericho Products; (ii) interpretation of a statement of work; or (iii) asserted breaches of this Agreement that are not substantial and material ("DISPUTE") shall be resolved under the dispute resolution mechanism set forth in this section 18.4. Other disputes or claim arising from or relating to this Agreement (including without limitation matters involving Intellectual Property rights) shall not constitute a Dispute subject to ADR.

         18.4.2 Negotiations Between Project Managers. The Parties' respective project managers shall attempt in good faith to resolve a Dispute promptly once either Party has provided the other Party with Notice of such Dispute setting out reasonable details of the Dispute ("DISPUTE NOTICE"). The product managers shall meet and attempt to resolve the Dispute within seven days after the Dispute Notice at a mutually agreed upon time and place (either in person or by telephone). If the product managers are unable to resolve the Dispute fully within thirty (30) days of the Dispute Notice, the Parties agree to attempt in good faith to resolve the Dispute in accordance with the terms of section 18.4.3 hereto.

         18.4.3 Negotiations Between Senior Executives. If the product managers are unable to resolve a Dispute pursuant to section 18.4.2, the Dispute shall be referred to senior executives of each of the Parties. The senior executives shall meet and attempt to resolve the Dispute by not later than 42 days after the Dispute Notice at a mutually agreed upon time and place (either in person or by telephone). If the senior executives are unable to resolve the Dispute fully by not later than 49 days after the Dispute Notice, the Parties agree to attempt in good faith to resolve the Dispute in accordance with the specific terms of section 18.4.4.

         18.4.4 Non-Binding Mediation. If the senior executives are unable to resolve a Dispute in accordance with section 18.4.4, either Party may submit the Dispute to non-binding mediation by Notice to the other Party ("MEDIATION NOTICE"), after which time either Party may request the President of the New York City Bar Association to appoint an expert mediator to assist with the mediation. If the Parties are unable to resolve the Dispute by non-binding mediation within thirty (30) days of the Mediation Notice, and the Dispute involves or relates to an interpretation of a statement of work (referred to in section 18.4.1), the Parties agree to resolve the Dispute in accordance with the specific terms of section 18.4.5. Otherwise, if the Parties are unable to resolve the Dispute fully through non-binding mediation, either Party shall be entitled to pursue litigation.

18.4.5   Arbitration.

              18.4.5.1 In the case where the Parties are unable to resolve a Dispute involving or relating to an interpretation of the statement of work through non-binding mediation in accordance with section 18.4.4, the Parties agree to submit the Dispute immediately for binding arbitration by notice of written demand for arbitration to the other Party, with a copy to the American Arbitration Association ("AAA") in New York. The arbitration shall be administered by the AAA in New York in accordance with the Federal Arbitration Act, 9 U.S.C. (1995) ("FAA") and pursuant to the AAA's rules for commercial arbitration, provided that such rules do not conflict with the FAA or the expressed intentions of the Parties in this Agreement. In the case of any such conflict, the FAA and/or the expressed intentions of the Parties shall prevail over the AAA's rules.

              18.4.5.2 There shall be three arbitrators. Each Party shall select an arbitrator, and the third arbitrator shall be selected by the AAA. Such third arbitrator shall be an attorney with expertise in commercial law, and he or she shall serve as chairperson of the arbitral panel. Each of the arbitrators selected by the Parties shall be knowledgeable with respect to subject matter at issue, which may include digital printing design, manufacture, and supply.

              18.4.5.3 The arbitration shall be conducted in New York City, New York.

              18.4.5.4 The Parties shall be responsible for their own costs of arbitration, including the fees of the arbitrators, regardless of the outcome of the arbitration.

              18.4.5.5 The Parties agree that, in order to minimize expense and time delays, discovery for the arbitration shall be kept to a minimum, with the arbitrators determining the extent thereof.

              18.4.5.6 The arbitrators shall issue a statement as to their decision, but shall not issue any written opinion in connection with any Dispute.

              18.4.5.7 The power and authority of the arbitrators to award relief in connection with any Dispute shall be restricted by the terms of section 15.1 of this Agreement. The Parties expressly agree to the enforceability of such restrictions, whether or not recognized by the law of the State of New York or the FAA. In no circumstances shall the arbitrators have the power or authority to award equitable, provisional or injunctive relief and the parties expressly agree that it shall be an abuse of the arbitrators' discretion to award such relief.

IN WITNESS WHEREOF, the parties have signed this Agreement, through their duly authorized representatives, on the date first set forth hereinabove.

INDIGO N.V.                            HEWLETT-PACKARD COMPANY


Signed by:   /s/ Benzion Landa         Signed by:
          ------------------------               -------------------------------

Name:   Benzion Landa                  Name:
     -----------------------------          ------------------------------------

Title:  Chairman and CEO               Title:
      ----------------------------           -----------------------------------

IN WITNESS WHEREOF, the parties have signed this Agreement, through their duly authorized representatives, on the date first set forth hereinabove.

INDIGO N.V.                            HEWLETT-PACKARD COMPANY


Signed by:                             Signed by:    /s/ Neal Martini
          ------------------------               -------------------------------

Name:                                  Name:         Neal Martini
     -----------------------------          ------------------------------------

Title:                                 Title:        VP, GM
      ----------------------------           -----------------------------------
                                                LaserJet Business Printing